UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2024

Commission file number: 001-41836

Birkenstock Holding plc

(Translation of registrant's name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Birkenstock Holding plc

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2024 and for the three and nine months ended June 30, 2024 and 2023

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In thousands of Euros)	Notes	June 30, 2024	September 30, 2023
Assets
Non-current assets
Goodwill		1,581,085	1,593,917
Intangible assets (other than goodwill)		1,681,432	1,705,736
Property, plant and equipment	6	312,452	286,053
Right-of-use assets	7	162,929	122,984
Other assets		37,285	38,234
Total non-current assets		3,775,183	3,746,924

Current assets
Inventories	8	619,125	595,092
Right to return assets		2,319	1,132
Trade and other receivables		201,488	91,764
Current tax assets		8,968	10,361
Other current assets		30,774	37,789
Cash and cash equivalents		404,347	344,408
Total current assets		1,267,021	1,080,546
Total assets		5,042,204	4,827,470

Shareholders' equity and liabilities
Shareholders' equity
Ordinary shares	9	—	182,721
Share premium	9	2,524,270	1,894,384
Treasury shares	9	(343,645)	—
Other capital reserve	9	68,920	65,394
Retained earnings	9	365,113	225,976
Accumulated other comprehensive income	9	26,564	32,114
Total shareholders' equity		2,641,222	2,400,589

Non-current liabilities
Loans and borrowings	11	1,325,221	1,815,695
Tax receivable agreement liability	12	353,557	—
Lease liabilities		138,561	103,049
Provisions for employee benefits		2,933	2,716
Other provisions		2,255	2,074
Deferred tax liabilities		124,841	109,794
Deferred income	13	13,672	10,634
Other liabilities		4,766	4,338
Total non-current liabilities		1,965,806	2,048,300

Current liabilities
Loans and borrowings	11	17,140	37,343
Lease liabilities		34,733	27,010
Trade and other payables		146,762	123,012
Accrued liabilities		35,013	38,645
Other financial liabilities		6,553	7,085
Other provisions		30,487	36,495
Contract liabilities		10,374	7,018
Current tax liabilities		132,309	83,332
Deferred income	13	—	2,680
Other current liabilities		21,805	15,961
Total current liabilities		435,176	378,581
Total liabilities		2,400,982	2,426,881
Total shareholders' equity and liabilities		5,042,204	4,827,470

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

		Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, except share and per share information)	Notes	2024	2023	2024	2023
Revenue	14	564,758	473,195	1,348,926	1,117,368
Cost of sales	15	(228,833)	(181,129)	(556,973)	(436,532)
Gross profit		335,925	292,066	791,953	680,836
Operating expenses		-
Selling and distribution expenses	15	(149,185)	(136,654)	(365,824)	(309,521)
General administration expenses	15	(27,377)	(32,312)	(81,754)	(86,836)
Foreign exchange loss		(4,157)	(3,596)	(21,295)	(51,350)
Other income (expenses), net		267	(1,493)	473	2,452
Profit from operations		155,473	118,011	323,553	235,581
Finance cost, net		(44,578)	(26,694)	(108,017)	(81,358)
Profit before tax		110,895	91,317	215,536	154,223
Income tax expense	16	(36,255)	(28,215)	(76,399)	(50,914)
Net profit		74,640	63,102	139,137	103,309
Other comprehensive income (loss)
Items that may be reclassified to profit (loss) in subsequent periods (net of tax):
Cumulative translation adjustment gain (loss)		11,706	(7,260)	(5,895)	(106,927)
Net position of fair value changes of the cash flow hedge		825	366	345	366
Other comprehensive income (loss)		12,531	(6,894)	(5,550)	(106,561)
Total comprehensive income (loss)		87,171	56,208	133,587	(3,252)

Earnings per share
Basic	17	0.40	0.35	0.74	0.57
Diluted	17	0.40	0.35	0.74	0.57

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

		Ordinary shares						Accumulated other comprehensive income (loss)
(In thousands of Euros, except share and per share information)	Notes	Number of shares	Amount	Share Premium	Treasury Shares	Other Capital Reserve	Retained Earnings	Cumulative translation adjustment	Cash flow hedge reserve	Shareholders' equity
Balance at September 30, 2022		182,721,369	182,721	1,894,384	—	—	150,954	129,759	—	2,357,818
Net profit		—	—	—	—	—	103,309	—	—	103,309
Other comprehensive income (loss)		—	—	—	—	—	—	(106,927)	366	(106,561)
Total comprehensive income (loss)		—	—	—	—	—	103,309	(106,927)	366	(3,252)
Equity-settled share-based compensation expense						18,085				18,085
Balance at June 30, 2023		182,721,369	182,721	1,894,384	—	18,085	254,263	22,832	366	2,372,651

Balance at September 30, 2023		182,721,369	182,721	1,894,384	—	65,394	225,976	32,459	(345)	2,400,589
Net profit		—	—	—	—	—	139,137	—	—	139,137
Other comprehensive income (loss)		—	—	—	—	—	—	(5,895)	345	(5,550)
Total comprehensive income (loss)		—	—	—	—	—	139,137	(5,895)	345	133,587
Equity-settled share-based compensation expense	18, 20	—	—	—	—	3,647	—	—	—	3,647
Conversion to no par value ordinary shares	9	—	(182,721)	182,721	—	—	—	—	—	—
Shares re-purchased in consideration of Tax Receivable Agreement	12	(5,648,465)	—	—	(343,645)	—	—	—	—	(343,645)
Issuance of share capital, net (of total transaction costs €22.7 million)	9	10,752,688	—	447,044	—	—	—	—	—	447,044
Issuance of ordinary shares related to vesting of RSUs	20	3,610		121		(121)				—
Balance at June 30, 2024		187,829,202	-	2,524,270	(343,645)	68,920	365,113	26,564	-	2,641,222

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Nine months ended June 30,
(In thousands of Euros)	2024	2023
Cash flows from operating activities
Net profit	139,137	103,309
Adjustments to reconcile net profit to net cash flows from operating activities:
Depreciation and amortization	72,193	61,807
Change in expected credit loss	(540)	1,088
Finance cost, net	108,017	81,358
Net exchange differences	21,295	51,350
Non-cash operating items	1,993	18,141
Income tax expense	76,399	50,914
Income tax paid	(8,772)	(2,753)
MIP personal income tax paid	(11,426)	—
Changes in working capital:
- Inventories	(29,859)	(68,891)
- Right to return assets	(1,191)	(491)
- Trade and other receivables	(97,891)	(91,887)
- Trade and other payables	24,220	29,060
- Accrued liabilities	(3,340)	12,870
- Other current financial liabilities	1,119	(9,693)
- Other current provision	(5,852)	(6,552)
- Contract liabilities	3,330	11,118
- Prepayments	(4,397)	—
- Other	1,658	225
Net cash flows provided by operating activities	286,093	240,973

Cash flows from investing activities
Interest received net of taxes withheld	3,501	—
Purchases of property, plant and equipment	(49,525)	(78,166)
Proceeds from sale of property, plant and equipment	20	926
Purchases of intangible assets	(6,130)	(2,770)
Proceeds from sale of intangible assets	—	29
Receipt of government grant	8,739	—
Net cash flows used in investing activities	(43,395)	(79,981)

Cash flows from financing activities
IPO Proceeds, net (of underwriting commission fees €19.8 million)	449,214	—
Repayment of loans and borrowings	(526,048)	(50,924)
Interest paid	(73,592)	(90,292)
Payments of lease liabilities	(25,461)	(21,825)
Interest portion of lease liabilities	(6,036)	(4,217)
Net cash flows used in financing activities	(181,923)	(167,258)

Net increase (decrease) in cash and cash equivalents	60,775	(6,266)
Cash and cash equivalents at beginning of period	344,408	307,078
Net foreign exchange difference	(836)	(11,203)
Cash and cash equivalents at end of period	404,347	289,609

Notes to THE Unaudited INTERIM CONDENSED Consolidated Financial Statements

1. GENERAL INFORMATION

Organization and principal activities

Birkenstock Holding plc (together with its subsidiaries referred to herein as the “Company” or “Birkenstock”) was formed under the name of BK LC Lux Finco 2 S.à r.l. on February 19, 2021, as a limited liability company organized under Luxembourg law, with its business address at 40 Avenue Monterey, Luxembourg. On October 4, 2023, the Company converted to a public limited company organized under Jersey law and changed its name to Birkenstock Holding plc. The Company’s current business address is 1-2 Berkeley Square, London W1J 6EA, United Kingdom. The Company is registered at the Jersey Financial Services Commission under number 148522.

The Company’s controlling shareholder is BK LC Lux MidCo S.à r.l. (“MidCo”) and the Company’s ultimate controlling shareholder is LC9 Caledonia AIV GP, LLP (“L Catterton”).

The Company manufactures and sells footbed-based products, including sandals and closed-toe silhouettes, and other products, such as skincare and accessories, for everyday leisure, and work. The Company operates in four operating segments based on its regional hubs: (1) Americas, (2) Europe, (3) Asia, the South Pacific, and Australia (“ASPA”), and (4) the Middle East, Africa, and India (“MEAI”) (see Note 5 – Segment information for further details). All segments have the same operations. The Company sells its products through two main channels: business-to-business (“B2B”) (comprising sales made to established third-party store networks), and direct-to-consumer (“DTC”) (comprising sales made on globally owned online stores via the Birkenstock.com domain and sales made in Birkenstock retail stores).

Seasonality

Revenue of our products are affected by a seasonal pattern that is driven in large part by the weather given the nature of our product mix. The seasonal nature of our business is similar across geographies and sales channels with B2B seeing an increase in revenue in the spring months, while revenue in the DTC channel increasing in the summer. Between October and March, we manufacture our products for the B2B channel, and during the first few months of the calendar year, we rely on our built-up inventory for our revenue to B2B partners. Starting in April and during the warmer months of the year, demand for our products from the DTC channel increases. While these consumer buying patterns lead to a natural seasonality in revenue, unseasonable weather could significantly affect revenue and profitability. Our geographical breadth, customer diversity and our strategic focus on expanding certain product categories and entering new territory helps to mitigate part of the effect of seasonality on results of operations.

2. BASIS OF PRESENTATION

Basis of preparation and consolidation

These interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on August 29, 2024.

These interim condensed consolidated financial statements as of June 30, 2024 and for the three and nine months ended June 30, 2024 and 2023 have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting", as issued by the International Accounting Standard Board (“IASB”). These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended September 30, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

These interim condensed consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and the initial recognition of assets acquired and liabilities assumed in a business combination which are recorded at fair value.

The interim condensed consolidated financial statements comprise the financial statements of Birkenstock Holding plc and its subsidiaries. All intercompany transactions and balances have been eliminated.

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The fiscal year of the Company ends on September 30.

The companies consolidated in these interim condensed consolidated financial statements are disclosed in the notes to the annual consolidated financial statements for the fiscal year ended September 30, 2023.

Functional and presentation currency

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The presentation currency of the Company is Euros.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these interim condensed consolidated financial statements are predominantly the same as those applied by Birkenstock in its consolidated financial statements for the fiscal year ended September 30, 2023.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Change in accounting estimate

The Company distributes its footwear produced predominantly in Germany and Portugal to its own (distribution) legal entities around the world with an intercompany margin, which is eliminated on consolidation. Commencing with the fiscal year ending September 30, 2024, the Company has refined its calculation of this intercompany profit elimination ("ICP") to more precisely reflect the turnover of inventory. This more accurate computation also has a foreign currency impact on the Cost of Sales converted to the reporting currency Euro. If the prior ICP model computation had still been applied in this fiscal year, the Company would have recorded an incremental expense (Cost of Sales) of €10.7 million for the nine months ended June 30, 2024 and €0.1 million for the three months ended June 30, 2024, respectively.

New and amended standards and interpretations adopted by the Company

The following amended standards became effective for the Company’s fiscal year beginning on October 1, 2023, but did not have a material impact on the unaudited interim condensed consolidated financial statements of the Company:

•
IFRS 17 - Insurance Contracts (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IFRS 17 – Insurance Contracts (effective for annual periods beginning on or after January 1, 2023).
•
IFRS 17 and IFRS 9 – Initial application of IFRS 17 and IFRS 9 – Comparative Information (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 8 – Definition of Accounting Estimates (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective for annual periods beginning on or after January 1, 2023).
•
Amendments to IAS 12 – International Tax Reform - Pillar 2 Model Rules (effective for annual periods beginning on or after January 1, 2023, however a temporary exception from accounting for deferred taxes arising from the implementation of the OECD’s Pillar Two model rules is to be applied retroactively). The mandatory temporary exemption to account for deferred taxes has been applied.

New and amended standards and interpretations issued but not yet effective

The following standard amendments will be effective for the Company's fiscal year beginning October 1, 2024, or thereafter, and are not expected to have a material impact on the unaudited interim condensed consolidated financial statements of the Company:

•
Amendments to IAS 1 – Non-current liabilities with Covenants (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 1 – Classification of Liabilities as current or non-current (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IFRS 16 – Lease liability in a sale and lease back (effective for annual periods beginning on or after January 1, 2024).

•
Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).
•
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture (available for optional adoption/ effective date deferred indefinitely).
•
IFRS 19 - Subsidiaries without Public Accountability: Disclosures which permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements (effective for reporting periods beginning on or after January 1, 2027 with earlier application permitted).

IFRS 18 - Presentation and Disclosure in Financial Statements will be effective for periods beginning on or after January 1, 2027 and the Company is currently assessing the potential impact of the new standard.

4. SIGNIFICANT ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGMENTS

The preparation of Birkenstock’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the interim condensed consolidated financial statements and accompanying notes. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

During the three and nine months ended June 30, 2024, the Company made significant estimates and assumptions to determine the Company's contractual obligations and its fair value under the Tax Receivable Agreement entered into, between the Company and MidCo, on October 10, 2023 (the "Tax Receivable Agreement" or "TRA"). These significant estimates and assumptions include forecasting taxable income and estimating the timing of when certain taxable benefits will be realized in future years. For details on the TRA please refer to Note 12 - Tax Receivable Agreement.

In preparing the interim condensed consolidated financial statements, no significant changes in accounting estimates, assumptions and judgments have occurred compared to the significant accounting judgments, estimates and assumptions discussed in the consolidated financial statements as of and for the fiscal year ended September 30, 2023, except for the change in estimate described above.

5. SEGMENT INFORMATION

The Company’s operating segments are reported in a manner consistent with the internal reporting provided to and regularly reviewed by the chief operating decision maker (“CODM”), the Chief Executive Officer (“CEO”), and are aligned to the four geographical hubs that the Company operates in: Americas, Europe, ASPA, and MEAI. Due to the materiality of each, ASPA and MEAI are aggregated into one reportable segment APMA (“Asia Pacific, Middle East, Africa”). As such the Company has three reportable segments – Americas, Europe and APMA. Additionally, the Company has Corporate / Other revenue and expenses, which primarily consists of non-core activities from the cosmetics and sleeping systems businesses, as well as other administrative costs that are not charged to the operating segments and realized foreign exchange gains and losses. The CODM uses the measure of adjusted EBITDA to assess operating segments’ performance to make decisions regarding the allocation of resources.

The adjustments to EBITDA relate to realized and unrealized foreign exchange gain / (loss), initial public offering ("IPO")-related costs, share-based compensation and other adjustments relating to non-recurring items.

As of March 31, 2023, the Company changed its internal reporting to the CODM to report results prepared in accordance with IFRS.

Assets and liabilities are neither reported nor reviewed by the CODM at the operating segment level.

	Three months ended June 30, 2024
(In thousands of Euros)	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Revenue	282,865	217,405	63,687	563,957	801	564,758
Adjusted EBITDA	89,922	84,220	22,139	196,281	(9,952)	186,329
Realized and unrealized FX gains / losses						(4,157)
Secondary offering related costs						(1,890)
EBITDA						180,282
Depreciation and amortization						(24,809)
Finance cost, net						(44,578)
Profit before tax						110,895

	Three months ended June 30, 2023
(In thousands of Euros)	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Revenue	244,101	181,274	46,721	472,096	1,099	473,195
Adjusted EBITDA	88,283	65,643	15,346	169,272	(6,636)	162,636
IPO-related costs						(5,247)
Realized and unrealized FX gains / losses						(3,596)
Share-based compensation expenses						(14,817)
Other						268
EBITDA						139,244
Depreciation and amortization						(21,233)
Finance cost, net						(26,694)
Profit before tax						91,317

	Nine months ended June 30, 2024
(In thousands of Euros)	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Revenue	718,364	473,081	153,874	1,345,319	3,607	1,348,926
Adjusted EBITDA	234,573	165,322	49,043	448,938	(18,956)	429,982
IPO-related costs						(7,460)
Realized and unrealized FX gains / losses						(21,295)
Share-based compensation expenses						(3,591)
Secondary offering related costs						(1,890)
EBITDA						395,746
Depreciation and amortization						(72,193)
Finance cost, net						(108,017)
Profit before tax						215,536

	Nine months ended June 30, 2023
(In thousands of Euros)	Americas	Europe	APMA	Total Reportable Segments	Corporate / Other	Total
Revenue	617,452	386,044	110,042	1,113,538	3,830	1,117,368
Adjusted EBITDA	242,118	120,695	33,678	396,491	(9,474)	387,017
IPO-related costs						(14,739)
Realized and unrealized FX gains / losses						(51,350)
Share-based compensation expenses						(18,085)
Other						(5,455)
EBITDA						297,388
Depreciation and amortization						(61,807)
Finance cost, net						(81,358)
Profit before tax						154,223

6. PROPERTY, PLANT AND EQUIPMENT

During the nine months ended June 30, 2024 and 2023, the Company acquired property, plant and equipment with costs of €48.5 million and €78.3 million, respectively. The additions in the nine months ended June 30, 2024 mainly related to investments in a production facility in Pasewalk, Germany, and a production facility in Arouca, Portugal.

7. RIGHT-OF-USE ASSETS

During the nine months ended June 30, 2024 and 2023, the Company added right-of-use assets with costs of €70.9 million and €31.6 million, respectively. The additions in the nine months ended June 30, 2024 mainly related to leases for warehouses in the United States and new retail stores.

8. INVENTORIES

(In thousands of Euros)	June 30, 2024	September 30, 2023
Raw materials	83,056	69,580
Work in progress	30,656	23,102
Finished goods	505,413	502,410
Total inventories at the lower of cost and net realizable value	619,125	595,092

Write-downs of inventories during the three and nine months ended June 30, 2024 amounted to €6.5 million and €12.1 million, respectively.

9. EQUITY

Initial Public Offering

On October 13, 2023, the Company closed its IPO. Birkenstock issued and sold 10,752,688 ordinary shares at an initial public offering price of $46.00. The total proceeds from the IPO available to Birkenstock, net of underwriting discounts and commissions but before expenses, amounted to $473.6 million. The underwriting commission fees for the IPO totaled €19.8 million. The deferred offering costs, which were deducted from Share Premium as part of the IPO transaction, amounted to €3.0 million. The Company used the majority of the proceeds received from the IPO, together with cash on hand, to repay €100.0 million in aggregate principal amount of the loan outstanding under the agreement with AB-Beteiligungs GmbH (the "Vendor Loan") and $450.0 million in aggregate principal amount of borrowings outstanding under the United States dollar (USD) denominated facility included within a senior facilities agreement entered into by our subsidiary Birkenstock Limited Partner S.à r.l. in April 2021 (the "USD TLB Facility").

Capital Reorganization

Prior to the IPO, the Company completed a capital reorganization. On October 2, 2023, the Company converted its share capital, comprised of 182,721,369 ordinary shares of €1.00 each into 182,721,369 no par value ordinary shares.

In addition, on October 10, 2023, the Company entered into the TRA with MidCo in consideration for the repurchase of 5,648,465 ordinary shares of the Company from MidCo. Please refer to Note 12 – Tax Receivable Agreement for further details on the TRA.

As of October 13, 2023 and June 30, 2024, the Company had 187,825,592 and 187,829,202 no par value ordinary shares outstanding, respectively.

Secondary Offering

On June 28, 2024, the Company completed a secondary offering of ordinary shares on behalf of MidCo ("selling shareholder") at a price of $54.00 per share. This resulted in the sale of 14,000,000 ordinary shares, which were held by the selling shareholder. MidCo remains the Company's controlling shareholder after the secondary offering. Please see the subsequent event section for the exercise of the over-allotment option on July 3, 2024.

The Company did not issue additional ordinary shares and did not receive any proceeds from the secondary offering. The Company incurred €1.9 million in costs associated with the secondary offering on behalf of the selling shareholder.

10. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments that are carried at fair value on a recurring basis in the consolidated statements of financial position:

			Fair value
(In thousands of Euros)	Level	Measurement	June 30, 2024	September 30, 2023
Derivative assets			34,494	31,708
Derivative assets not designated as hedging instruments	2	FVtPL	34,494	28,795
Derivative assets designated as hedging instruments	2	FVtOCI	-	2,913
Derivative liabilities	2	FVtPL	5,275	6,925

Changes in fair value of derivative assets and liabilities are recognized within the consolidated statements of profit or loss except for changes in the fair value of derivative financial instruments designated as hedging instruments which are recognized within other comprehensive income.

During the three months ended June 30, 2024, the interest cap associated with the existing Euro-denominated Term Loan no longer qualified for hedge accounting and was terminated with the signing of the new Term Loans and new revolving credit facility. As such, the Company reclassified the cash flow hedge reserve of a cumulative loss of €0.3 million reflected in the accumulated other comprehensive income (loss) in equity through profit (loss).

For details on the new financing, please refer to Note 11 - Loans and Borrowings.

The Company does not carry any further financial instruments at fair value either on a recurring or non-recurring basis. The derivative assets and liabilities are reflected in the statements of financial position within other assets, other current assets and other financial liabilities.

The following table presents the fair value and fair value hierarchy of the Company’s loans and borrowings carried at amortized cost:

(In thousands of Euros)	Level	Nominal value	Carrying value	Fair value
June 30, 2024
Term Loan (EUR)	2	375,000	379,272	380,182
Term Loan (USD)	2	307,180	311,717	312,476
Vendor Loan	2	208,305	209,826	207,862
Senior Notes	2	428,500	441,546	434,132

September 30, 2023
Term Loan (EUR)	2	375,000	368,701	348,426
Term Loan (USD)	2	781,315	730,855	694,889
Vendor Loan	2	299,560	305,048	235,687
Senior Notes	2	428,500	448,434	373,682

There were no transfers between levels during any reporting period.

There were also no changes in the Company’s valuation processes, valuation techniques and types of inputs used in the fair value measurements during the reporting period.

Financial risk management

Birkenstock has exposure to credit risk, liquidity risk and market risk. The interim condensed consolidated financial statements do not include all financial risk information and disclosures required in the annual financial statements and should be read in conjunction with Birkenstock’s annual financial statements for the fiscal year ended September 30, 2023.

Capital management

The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company continually assesses the adequacy of the Company’s capital structure and capacity and adjusts within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

11. LOANS AND BORROWINGS

The Company has the following principal and interest payable amounts outstanding for loans and borrowings:

(In thousands of Euros)	Currency	Year of maturity	June 30, 2024	September 30, 2023
Non-current liabilities
Term Loan (EUR)	EUR	2028	375,000	375,000
Term Loan (USD)	USD	2028	304,120	730,159
Vendor Loan	EUR	2029	208,305	299,560
Senior Notes	EUR	2029	428,500	428,500
			1,315,925	1,833,220
Senior Note embedded derivative			28,638	28,638
Less: amortization under the effective interest method			(19,342)	(46,163)
			1,325,221	1,815,695

Current liabilities
Term Loan (EUR) interest payable	EUR		4,272	4,197
Term Loan (USD) - current portion	USD		3,061	7,347
Term Loan (USD) interest payable	USD		4,537	10,938
Vendor Loan interest payable	EUR		1,521	5,487
Senior Notes interest payable	EUR		3,749	9,373
			17,140	37,343

During the nine months ended June 30, 2024, the Company made early repayments of €100.0 million of the Vendor Loan and $450.0 million of the USD Term Loan Facility.

On May 28, 2024 Birkenstock Limited Partner S.à r.l., a subsidiary of the Company, entered into a term and revolving facilities agreement for a new syndicated credit facility consisting of a €375.0 million Euro denominated term loan facility, a $280.0 million USD denominated term loan facility, and a €225.0 million Euro denominated multicurrency revolving facility, which replaces the existing Term Loans and the undrawn ABL facility. The effective date of this transaction is August 2, 2024. The amortization of the transaction costs related to the existing term loans and ABL facility amounting to €17.3 million were accelerated through the closing date of the new facilities in "Finance cost, net" during the three months ended June 30, 2024. The maturity of the new facilities is February 28, 2029. The interest rate is based on EURIBOR (for Euro-denominated term loans), Term SOFR (for USD-denominated term loans) and EURIBOR, Term SOFR or SONIA (for the revolving facility) plus a margin which ranges between EUR Loans and Revolving Facility 1.60% / USD Loans 1.90% and EUR Loans and Revolving Facility 2.60% / USD Loans 2.90% depending on the leverage, which represents a significant reduction of the interest expense compared to the existing loans.

12. TAX RECEIVABLE AGREEMENT

On October 10, 2023, the Company entered into the Tax Receivable Agreement with MidCo (together with its permitted successors and assignees' shareholders, the "TRA Participants"). Pursuant to the TRA, the Company must make certain tax benefit payments (which are to be paid in cash in USD) to MidCo as consideration for the Company’s repurchase of 5,648,465 of its ordinary shares from MidCo. (please refer to Note 9 - Equity). The TRA requires the Company to make payments to the TRA Participants equal to 85% of certain tax savings (or expected tax savings) in respect of the certain tax benefits resulting from MidCo’s acquisition of the Company in 2021 or that were otherwise available to the Company as of the date of the IPO. Under the TRA, generally, the Company will retain the benefit of the remaining 15% of the applicable tax savings. The timing of payments under the TRA will vary depending upon a number of factors, including the amount, character and timing of the Company's taxable income in the future.

The future payments expected to be made under the TRA may total approximately $554.7 million in aggregate over the next 13 years (equaling the total undiscounted TRA payment amount). The fair value (level 3 Fair Value assessment) of the liability for these future payments was determined to be €343.6 million as of October 10, 2023 and €338.4 million as of June 30, 2024. At inception the fair value was calculated based on cash flows with an assumption regarding expected tax payments as well as a discounting to a present value. As the TRA can be terminated by the Company or the TRA participants, the fair value was determined under the assumption that early payment under such termination could be demanded. The fair value together with the expected cash flows determined the original effective interest rate.

In general, payments under the TRA are expected to be made only in periods following the filing of a tax return in which the Company is able to utilize certain tax benefits to reduce taxes paid to a tax authority. The impact of any changes in the projected obligations under the TRA as a result of changes in the future taxable income, changes in tax legislation or tax rates, or other factors that may impact the Company’s tax savings will be reflected in other income/ expense, net, in the condensed consolidated statements of comprehensive income in the period in which the change occurs. During the nine months ended June 30, 2024 there were no material changes in the the contractual obligation. Moreover, there were no changes in estimates with respect to the expected future cash payments to be made under the TRA for the three and nine months ended June 30, 2024.

Subsequent to its inception, the TRA is measured at amortized cost taking into consideration the current expected cash flows and the original effective interest rate. The liability is discounted via the effective-interest-method and the expenses are recognized within interest expenses. As payments under the TRA are to be made in USD, the TRA liability is remeasured to the Company's reporting currency at each reporting period, with foreign exchange gains or losses recognized in the statement of comprehensive income (loss). The ending balance of the TRA liability as of June 30, 2024 amounted to €353.6 million. Considering the filing deadlines for the tax returns and the approval and payment procedures under the TRA, this is a non-current financial liability for June 30, 2024.

13. DEFERRED INCOME

In the fiscal year ended September 30, 2023 the Company was awarded a government grant by the State of Mecklenburg-Vorpommern, amounting up to €11.3 million, conditional on the investment in a production facility and the creation of 400 permanent jobs in Pasewalk, Germany. The grant is recognized as deferred income and is released to the statement of comprehensive income over the useful life of the respective assets. The Company received €8.7 million of cash from the State Mecklenburg-Vorpommern on November 23, 2023 and recorded as a reduction of the other financial assets.

14. REVENUE FROM CONTRACTS WITH CUSTOMERS

For disaggregation of revenue by geography refer to Note 5 – Segment information. Disaggregation of revenue by sales channels was as follows:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
B2B	340,593	275,655	843,527	697,400
DTC	223,364	196,441	501,792	416,138
Other	801	1,099	3,607	3,830
Total revenue	564,758	473,195	1,348,926	1,117,368

Our B2B and DTC channels generate revenue across each of our reportable segments, with B2B revenue being more prominent in each segment. In our Americas and Europe reportable segments, the distribution between B2B and DTC revenue approximates the distribution for the consolidated group. In our APMA reportable segment, the proportion of B2B revenue is greater than the distribution for the consolidated group.

15. OPERATING EXPENSES

	Cost of sales
	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023*	2024	2023*
Depreciation & amortization	(4,806)	(3,635)	(13,865)	(10,673)
Personnel costs	(45,896)	(38,876)	(134,169)	(112,437)
Cost of materials	(155,068)	(119,378)	(336,416)	(259,997)
Maintenance costs	(6,144)	(4,560)	(18,296)	(10,129)
Logistic expenses	(1,540)	(733)	(3,961)	(2,689)
IT & Consulting	(8,963)	(8,707)	(25,469)	(23,315)
Other	(6,416)	(5,240)	(24,797)	(17,292)
Cost of sales	(228,833)	(181,129)	(556,973)	(436,532)

	Selling and distribution expenses
	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023*	2024	2023*
Depreciation & amortization	(15,557)	(17,110)	(45,450)	(42,742)
Personnel costs	(25,055)	(22,316)	(71,762)	(60,251)
Marketing and selling expenses	(49,862)	(43,595)	(109,301)	(88,783)
Logistic expenses	(48,876)	(42,726)	(114,594)	(86,238)
IT & Consulting	(5,968)	(9,015)	(20,298)	(20,541)
Other	(3,867)	(1,892)	(4,419)	(10,966)
Selling and distribution expenses	(149,185)	(136,654)	(365,824)	(309,521)

	General administration expenses
	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
Depreciation & amortization	(4,446)	(487)	(12,878)	(8,391)
Personnel costs	(18,064)	(26,796)	(50,961)	(57,103)
Insurance	(1,659)	(721)	(4,509)	(2,192)
IT & Consulting	(2,607)	(122)	(3,035)	(10,065)
Other	(601)	(4,186)	(10,371)	(9,085)
General administration expenses	(27,377)	(32,312)	(81,754)	(86,836)

*some FY2023 figures have been reclassified to be consistent with the FY2024 presentation.

16. INCOME TAX

The Company determined the reporting periods’ income tax expense based on an estimate of the annual effective income tax rate in the respective countries applied to the pre-tax result before the tax effect of any discrete items of this reporting period. The components of income tax expenses are as follows:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
Current income taxes	(26,843)	(11,823)	(60,591)	(35,367)
Deferred income taxes	(9,412)	(16,392)	(15,808)	(15,547)
Income tax expense	(36,255)	(28,215)	(76,399)	(50,914)

The Company estimates the income tax rate for the fiscal year ending September 30, 2024 will be 34.4%, compared to 34.6% for the fiscal year ended September 30, 2023. The effective tax rate for the period ended June 30, 2024 was impacted by personnel expenses resulting from the management investment plan described in Note 18 – Share-based compensation that are treated as non-deductible for income tax purposes.

For details on the TRA please refer to Note 12 - Tax Receivable Agreement.

17. EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing net profit (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the reporting period.

The calculation of earnings per share is as follows:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, except share and per share information)	2024	2023	2024	2023
Weighted number of outstanding shares	187,827,437	182,721,369	187,522,182	182,721,369
Number of shares with dilutive effects	—	—	—	—
Weighted number of outstanding shares (diluted and undiluted)	187,827,437	182,721,369	187,522,182	182,721,369

Net profit attributable to ordinary shareholders	74,640	63,102	139,137	103,309
Basic	0.40	0.35	0.74	0.57
Diluted	0.40	0.35	0.74	0.57

The Company's management investment plan has no dilutive effect on the earnings per share calculation as all granted awards are settled by an immediate parent rather than by the Company itself. For further information please refer to Note 18 – Share-based compensation.

18. SHARE-BASED COMPENSATION

In March 2023, awards for 1,197,100 shares of BK LC Manco GmbH & Co. KG, a German limited partnership holding certain ordinary shares in MidCo, were granted to selected senior executives of Birkenstock in five separate tranches each representing 20% of the shares. The vesting period was up to four years, with 20% of the awards vesting after each year of service provided and the last 20% vesting only with an occurrence of an exit. As of the grant date, the Company deemed it more likely than not that an exit event, which is defined as an initial public offering or sale, would occur more than 12 months after the grant. Therefore, for the first 20% tranche, the occurrence of an exit event was accounted for as a market condition and was included in the grant date fair value of the awards. For the remaining tranches, the occurrence of an exit event, was accounted for as a non-market vesting condition.

The weighted average fair value of the awards granted under the management investment plan ("MIP") was €57.57, which was estimated using a Discounted Cash Flow model and then a Black-Scholes option pricing model, weighted for the assigned probability of each exit event date scenario.

As the Company closed its IPO on October 13, 2023, the entire award vested during the reporting period. For the three and nine months ended June 30, 2024 and 2023, the Company recognized share-based compensation expenses related to the MIP in the following categories:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
Sales and marketing expenses	—	1,670	406	2,038
General administrative expenses	—	13,147	3,185	16,047
Total	—	14,817	3,591	18,085

The Company paid personal income taxes of €11.4 million ($12.6 million) in December 2023 for the fully vested MIP program on behalf of key management personnel. As of June 30, 2024, the Company has a non-interest-bearing receivable of this amount recorded in current "Trade and other receivables", because the key management personnel will subsequently reimburse the Company. The receivable has partially been paid back in July 2024 in the amount of €7.1 million ($7.6 million) and the residual amounted is expected to be paid back in full in September 2024.

19. COMMITMENTS AND CONTINGENCIES

The Company is defending an action brought by a French distributor as a result of the termination of a business relationship. The plaintiff's initial claim amounted to €94.7 million. On January 25, 2024, the commercial court of Nancy, France, delivered its ruling in favor of the Company. The plaintiff appealed against the decision of the commercial court of Nancy on March 14, 2024 and filed their briefing and claim with the Paris Court of Appeal on June 14, 2024. The plaintiff reduced some of its claims but also introduced a new claim. In appeal, their claims total approximately €41.6 million. This change is mainly because the plaintiff made no claim in the appeal regarding the alleged loss of clientele. The Company has recognized a provision for management’s best estimate of probable cash outflow.

20. RELATED PARTY

In the course of the Company’s ordinary business activities, the Company enters into related party transactions with its shareholders and key management personnel.

Parent and ultimate controlling party

The ultimate controlling party of the Company is L Catterton.

Transactions with key management personnel

Key management compensation

Key management personnel for the periods presented consisted of our Chief Executive Officer, Chief Financial Officer, Chief Communications Officer, Chief Legal Officer, Chief Product Officer, Chief Sales Officer, Chief Technical Operations Officer, President Europe, President Americas and the Board of Directors.

Key management compensation is comprised of the following:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
Short-term employee benefits	3,808	3,334	11,946	10,962
Long-term employee benefits	—	58	—	180
Post-employment benefits	178	174	648	558
Termination benefits	(79)	—	(79)	1,953
Share-based compensation expenses	—	12,406	2,952	15,142
Total	3,907	15,972	15,467	28,795

The Company paid personal income taxes of €11.4 million ($12.6 million) in December 2023 for the fully vested MIP program on behalf of key management personnel. As of June 30, 2024, the Company has a non-interest-bearing receivable of this amount recorded in current "Trade and other receivables", because the key management personnel will subsequently reimburse the Company. The receivable has partially been paid back in July 2024 in the amount of €7.1 million ($7.6 million) and the residual amounted is expected to be paid back in full in September 2024.

During the three and nine months ended June 30, 2024, director compensation amounted to €0.1 million and €0.2 million, respectively. Additionally, 3,610 ordinary shares amounting to €0.1 million were issued to directors during the three and nine months ended June 30, 2024, upon vesting of Restricted Share Units. The Company incurred no director compensation expenses during the three and nine months ended June 30, 2023.

Key management personnel transactions

The Company maintains a long-term business relationship related to the production of advertising content with a model agency, owned by a family member of our Chief Executive Officer. During the nine months ended June 30, 2024 and 2023, the Company incurred marketing expenses in the amount of €0.1 million. No expenses were incurred during the three months ended June 30, 2024 and 2023.

The Company leased administrative buildings from Ockenfels Group GmbH & Co. KG (“Ockenfels”), an entity managed by our Chief Executive Officer and controlled by the predecessor shareholders, AB-Beteiligungs GmbH and CB Beteiligungs GmbH & Co. KG, and made lease payments (equivalent to the expenses for the period) in the amount of €0.2 million during the three months ended June 30, 2024 and 2023 and €0.4 million during the nine months ended June 30, 2024 and 2023. The lease liability amounted to €1.4 million and €1.7 million as of June 30, 2024 and September 30, 2023, respectively. The corresponding right-of-use assets amounted to €1.4 million and €1.7 million as of June 30, 2024 and September 30, 2023, respectively.

As of September 30, 2023, the Company had outstanding receivables of €2.5 million due from Ockenfels. As of June 30, 2024, the Company had outstanding receivables of €5.5 million due from Ockenfels, predominantly relating to a recharge of trade tax paid in May 2024 on behalf of the predecessor shareholders.

Other related party transactions

Transactions with other related parties primarily consisted of consulting fees for management services provided by and expenses reimbursed to L Catterton Management Company LLC and related entities controlled by the shareholders of the Company. The Company incurred €0.1 million and €0.4 million in consulting fees and cost reimbursement expenses during the three and nine months ended June 30, 2024, respectively. The Company recognized no expenses during the three months ended June 30, 2023 and €0.1 million as expenses during the nine months ended June 30, 2023.

As of June 30, 2024, the Company has a lease liability of €0.2 million owed to CB Beteiligungs GmbH & Co. KG. As of September 30, 2023, the lease liability amounted to €0.1 million. The corresponding right-of-use asset amounted to €0.2 million and €0.1 million as of June 30, 2024 and September 30, 2023, respectively.

As described in Note 12 - Tax Receivable Agreement, in October 2023 the Company entered into the TRA with the pre-IPO shareholder MidCo. There were no payments made under the TRA during the three and nine months ended June 30, 2024. The outstanding balance of the TRA liability as of June 30, 2024 was €353.6 million.

21. Subsequent Events

On July 3, 2024, as part of the secondary offering, the underwriters exercised their option to purchase an additional 2,100,000 ordinary shares at a price of $54.00 from the selling shareholder. MidCo remains as the Company's controlling shareholder.

The Company did not issue additional ordinary shares, did not receive any proceeds from the secondary offering, and did not incur any additional costs for the exercise of this option.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes to those statements included in Item 1 of this Report on Form 6-K (the "Report"). We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended September 30, 2023 as filed with the SEC on January 18, 2024 ("Annual Report"). As discussed in the section titled "Cautionary Statement Regarding Forward-Looking Statements," the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section.

Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

A. OPERATING RESULTS

Overview

BIRKENSTOCK is a revered global brand rooted in function, quality and tradition dating back to 1774. We are guided by a simple, yet fundamental insight: human beings are intended to walk barefoot on natural, yielding ground, a concept we refer to as “Naturgewolltes Gehen.” Our purpose is to empower all people to walk as intended by nature. The legendary BIRKENSTOCK footbed represents the best alternative to walking barefoot, encouraging proper foot health by evenly distributing weight and reducing pressure points and friction. We believe our function-first approach is universally relevant; all humans — anywhere and everywhere — deserve to walk in our footbed.

We primarily generate revenue through the sale of footbed-based products from our broad portfolio of over 700 silhouettes, anchored by our iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari. We engineer and produce 100% of our products in the EU through our vertically integrated manufacturing operations, thereby ensuring each pair sold meets our rigorous quality standards. Our materials and components are primarily sourced from suppliers in Europe and processed under the highest environmental and social standards in the industry.

Our strongest, most developed segments are the Americas and Europe, which represented 50% and 38% of revenue, respectively, for the three months ended June 30, 2024,and 53% and 35% of revenue, respectively, for the nine months ended June 30, 2024. Our APMA segment has demonstrated considerable growth potential, which has not been fully realized historically due to the finite nature of our product supply as a result of limited production capacities, and our deliberate decisions to prioritize the Americas and Europe segments.

We optimize growth and profitability through a multi-channel DTC and B2B distribution strategy that we refer to as engineered distribution. We operate our channels synergistically, seeking to grow both simultaneously. We utilize the B2B channel to facilitate brand accessibility while steering consumers to our DTC channel, which offers our complete product range and access to our most desired and unique silhouettes. Across both channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure we sell the right product in the right channel at the right price point. This approach is centered on the strategic calibration of our average selling price ("ASP") and employs key levers such as the expansion of our DTC channel, market conversions from third-party distributors, optimization of our wholesale partner network, increased overall share of premium products and strategic pricing. This process allows us to manage the finite nature of our production capacity with a rigorous focus on control of our brand image and profitability. As a result, we drive top-line growth and margins, prevent brand dilution and deepen our connection to consumers.

Our DTC footprint promotes direct consumer relationships and provides access to BIRKENSTOCK in its purest form. Our DTC channel enables us to express our brand identity, engage directly with our global fan base, capture real-time data on customer behavior and provide consumers with unique product access to our most distinctive styles. Additionally, our high levels of organic demand creation, together with higher ASPs, support consistently attractive profitability in the DTC channel.

Our wholesale strategy is defined by intentionality in partner selection and identifying the best partners in each segment and price point. We segment our wholesale product line availability into specific retailer quality tiers, ensuring we allocate the right product to the right channel for the right consumer. For example, we limit access to our premium 1774 and certain collaboration products to a curated group of brand partners.

For our wholesale partners, we are a “must carry” brand based on the enthusiasm with which our consumers pursue our products, as evidenced by our brand consistently being amongst the top performers in our core categories at most of our retail partners. We generate significantly more demand from existing and prospective wholesale customers than we can supply, putting us in an enviable position where we can create scarcity in the market and obtain favorable economic terms on wholesale distribution. The early placement of wholesale orders effectively determines sales to the end-consumer approximately six months in advance and aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real-time insight into the overall market and inventory dynamics.

In October 2023, we successfully completed our IPO. The proceeds from the IPO were $473.6 million after deducting underwriting discounts and commissions but before deducting expenses. We used the proceeds from the IPO, together with cash on hand, to repay €100.0 million in aggregate principal amount of the Vendor Loan and $450.0 million in aggregate principal amount of borrowings outstanding under the USD TLB Facility.

Key Financial Highlights

Key highlights for the three months ended June 30, 2024 compared to the three months ended June 30, 2023 include:

•
Revenue of €564.8 million, an increase of 19% on a reported basis and constant currency basis
•
Strong double-digit revenue growth across all segments including revenue growth of 15% in the Americas, 19% in Europe and 41% in APMA on a constant currency basis
•
DTC revenue growth of 14% and B2B revenue growth of 23% on a constant currency basis
•
Gross profit margin of 59.5%, down 220 basis points from 61.7% due to the temporary impact of production capacity expansion combined with the increase in B2B share compared to a year ago
•
Net profit of €74.6 million, up 18% year-over year from €63.1 million; EPS of €0.40, up 14% from €0.35
•
Adjusted Net profit of €91.9 million, up 14% year-over-year, and Adjusted EPS of €0.49, up 11%
•
Adjusted EBITDA of €186.3 million, up 15% year-over-year; Adjusted EBITDA margin of 33.0%,down 140 basis points from 34.4% a year ago, the majority of which related to the temporary Gross profit margin impact of production capacity expansion, incremental public company costs and investments in retail expansion, partially offset by an increase in B2B share compared to a year ago
•
Cash flows from operating activities of €281.5 million, compared to €236.9 million a year ago, resulting in a net leverage ratio of 2.1x LTM EBITDA as of June 30, 2024

Non-IFRS Financial Measures

We report our financial results in accordance with IFRS; however, management believes that certain non-IFRS financial measures provide useful information in measuring the operating performance and financial condition of the Company and are used by management to make decisions. Management believes this information presents helpful comparisons of financial performance between periods by excluding the effect of certain non-recurring items.

We use non-IFRS financial measures, such as Constant currency revenue, Constant currency revenue growth, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net profit (loss), Adjusted net profit (loss) margin and Adjusted basic

/ diluted earnings (loss) per share to supplement financial information presented in accordance with IFRS. We believe that excluding certain items from our IFRS results allows management to better understand our consolidated financial performance from period-to-period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare IFRS-based financial measures. Moreover, we believe these non-IFRS financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons.

These measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other companies, and they should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

Constant Currency Revenue and Constant Currency Revenue Growth

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
Revenue	564,758	473,195	1,348,926	1,117,368
Revenue, constant currency	563,641	477,948	1,362,634	1,098,208
Revenue growth, constant currency	19%	26%	22%	19%

Our reporting currency is the Euro, and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. The majority of non-Euro transactions are denominated in USD.

The effect of currency exchange rates on our business is an important factor in understanding period-to-period comparisons, which in turn are used in financial and operational decision-making. By viewing our results of operations on a constant currency basis, the effects of foreign currency volatility, which is not indicative of our actual results of operations, are eliminated, enhancing the ability to understand our operating performance.

Constant currency information compares results between periods as if exchange rates had remained constant. We define Constant currency revenue as total revenue excluding the effect of foreign exchange rate movements and use them to determine Constant currency revenue growth on a comparative basis. Constant currency revenue is calculated by translating the current period foreign currency revenue using the prior period exchange rate. Constant currency revenue growth is calculated by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period exchange rates. For example, USD denominated constant currency revenue for the three months ended June 30, 2024 and the three months ended June 30, 2023 was calculated using the exchange rate of $1.08 to €1 and $1.09 to €1, respectively.

Reconciliation of Constant Currency Revenue to Revenue

The table below presents a reconciliation of constant currency revenue to the most comparable IFRS measure, revenue, for the periods presented.

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
Revenue	564,758	473,195	1,348,926	1,117,368
Add (Less):
U.S. Dollar impact	(2,929)	750	9,175	(24,394)
Canadian Dollar impact	403	1,448	1,721	1,119
Other	1,410	2,555	2,813	4,115
Constant currency revenue	563,641	477,948	1,362,634	1,098,208

	Three months ended June 30,			Constant Currency Growth [%]
(In thousands of Euros)	2024	2023	Growth [%]
B2B	340,593	275,655	24%	23%
DTC	223,364	196,441	14%	14%
Corporate / Other	801	1,099	(27)%	(27)%
Total Revenue	564,758	473,195	19%	19%
Americas	282,865	244,101	16%	15%
Europe	217,405	181,274	20%	19%
APMA	63,687	46,721	36%	41%
Corporate / Other	801	1,099	(27)%	(27)%
Total Revenue	564,758	473,195	19%	19%

	Nine months ended June 30,			Constant Currency Growth [%]
(In thousands of Euros)	2024	2023	Growth [%]
B2B	843,527	697,400	21%	22%
DTC	501,792	416,138	21%	23%
Corporate / Other	3,607	3,830	(6)%	(6)%
Total Revenue	1,348,926	1,117,368	21%	22%
Americas	718,364	617,452	16%	18%
Europe	473,081	386,044	23%	22%
APMA	153,874	110,042	40%	44%
Corporate / Other	3,607	3,830	(6)%	(6)%
Total Revenue	1,348,926	1,117,368	21%	22%

Adjusted EBITDA and Adjusted EBITDA Margin

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
Adjusted EBITDA	186,329	162,636	429,982	387,017
Adjusted EBITDA margin	33.0%	34.4%	31.9%	34.6%

Adjusted EBITDA is defined as net profit for the period adjusted for income tax expense, finance cost net, depreciation and amortization, further adjusted for the effect of events such as:

•
Share-based compensation expenses relating to the management investment plan;
•
Relocation expenses relating to the move of our products from a warehouse to a different provider which are considered non-recurring expenses and not representative of the operating performance of the business;
•
Restructuring expenses not relating to the operating performance of the business.
•
IPO-related costs consisting of consulting as well as legal fees;
•
Costs associated with the secondary offering on behalf of the selling shareholder; and
•
Realized and unrealized foreign exchange gain (loss).

Reconciliation of Net Profit to Adjusted EBITDA

The table below presents a reconciliation of net profit to Adjusted EBITDA for the periods presented:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
Net profit (loss)	74,640	63,102	139,137	103,309
Add (Less):
Income tax expense (benefit)	36,255	28,215	76,399	50,914
Finance cost, net	44,578	26,694	108,017	81,358
Depreciation and amortization	24,809	21,233	72,193	61,807
EBITDA	180,282	139,244	395,746	297,388
Add (Less) Adjustments:
Share-based compensation expenses(1)	—	14,817	3,591	18,085
Relocation expenses(2)	—	(268)	—	3,502
Restructuring expenses(3)	—	—	—	1,953
IPO-related costs(4)	—	5,247	7,460	14,739
Secondary offering related costs(5)	1,890	—	1,890	—
Realized and unrealized FX gains / losses(6)	4,157	3,596	21,295	51,350
Adjusted EBITDA	186,329	162,636	429,982	387,017

(1)
Represents share-based compensation expenses relating to the management investment plan.
(2)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(3)
Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(4)
Represents IPO-related costs, which include consulting as well as legal fees.
(5)
Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.
(6)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Adjusted Net Profit (Loss) and Adjusted Net Profit (Loss) Margin

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
Adjusted net profit (loss)	91,870	80,421	185,603	182,018
Adjusted net profit (loss) margin	16.3%	17.0%	13.8%	16.3%

We define Adjusted net profit (loss) as Net profit (loss) for the period adjusted for IPO-related costs, realized and unrealized foreign exchange gain (loss), share-based compensation expenses, relocation expenses, the release of capitalized transaction costs and the respective income tax effects as applicable. Adjusted net profit (loss) margin is defined as Adjusted net profit (loss) for the period divided by revenue for the same period.

Reconciliation of Net Profit (Loss) to Adjusted Net Profit (Loss)

The table below presents a reconciliation of Net profit (loss) to Adjusted net profit (loss) for the periods presented:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2024	2023	2024	2023
Net profit (loss)	74,640	63,102	139,137	103,309
Add (Less) Adjustments:
Share-based compensation expenses(1)	—	14,817	3,591	18,085
Relocation expenses(2)	—	(268)	—	3,502
Restructuring expenses(3)	—	—	—	1,953
IPO-related costs(4)	—	5,247	7,460	14,739
Secondary offering related costs(5)	1,890	—	1,890	—
Realized and unrealized FX gains / losses(6)	4,157	3,596	21,295	51,350
Release of capitalized transaction costs(7)	16,310	—	26,858	—
Tax adjustment(8)	(5,127)	(6,073)	(14,627)	(10,920)
Adjusted net profit (loss)	91,870	80,421	185,603	182,018

(1)
Represents share-based compensation expenses relating to the management investment plan.
(2)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(3)
Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(4)
Represents IPO-related costs, which include consulting as well as legal fees.
(5)
Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.
(6)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(7)
Three months ended June 30, 2024: Represents capitalized transaction costs of the existing term loans and ABL facility. Due to a new financing agreement (effective August 2, 2024) and replacement of the existing term loans and ABL facility, transaction costs were fully amortized through Finance cost, net, during the third quarter of fiscal 2024. Nine months ended June 30, 2024: Further impact of €11M from the early repayment of USD 450M to the USD Term Loan B in the first quarter of fiscal 2024.
(8)
Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

Adjusted Basic / Diluted Earnings (Loss) Per Share

	Three months ended June 30,		Nine months ended June 30,
(In Euros)	2024	2023	2024	2023
Adjusted earnings (loss) per share
Basic	0.49	0.44	0.99	1.00
Diluted	0.49	0.44	0.99	1.00

We define Adjusted earnings (loss) per share as Adjusted net profit (loss) for the period divided by the weighted number of shares outstanding.

Reconciliation of Net Profit (Loss) to Adjusted Earnings (Loss) per share

The table below presents a reconciliation of Adjusted earnings (loss) per share to the most comparable IFRS measure, Net profit (loss), for the periods presented:

(In thousands of Euros, except share and per share information)	Three months ended June 30,		Nine months ended June 30,
	2024	2023	2024	2023
Net profit (loss)	74,640	63,102	139,137	103,309
Add (Less) Adjustments:
Share-based compensation expenses(1)	—	14,817	3,591	18,085
Relocation expenses(2)	—	(268)	—	3,502
Restructuring expenses(3)	—	—	—	1,953
IPO-related costs(4)	—	5,247	7,460	14,739
Secondary offering related costs(5)	1,890	—	1,890	—
Realized and unrealized FX gains / losses(6)	4,157	3,596	21,295	51,350
Release of capitalized transaction costs(7)	16,310	—	26,858	—
Tax adjustment(8)	(5,127)	(6,073)	(14,627)	(10,920)
Adjusted net profit (loss)	91,870	80,421	185,603	182,018
Weighted number of outstanding shares (diluted and undiluted)	187,827,437	182,721,369	187,522,182	182,721,369
Adjusted earnings (loss) per share
Basic	0.49	0.44	0.99	1.00
Diluted	0.49	0.44	0.99	1.00

(1)
Represents share-based compensation expenses relating to the management investment plan.
(2)
Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(3)
Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.
(4)
Represents IPO-related costs, which include consulting as well as legal fees.
(5)
Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.
(6)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(7)
Three months ended June 30, 2024: Represents capitalized transaction costs of the existing term loans and ABL facility. Due to a new financing agreement (effective August 2, 2024) and replacement of the existing term loans and ABL facility, transaction costs were fully amortized through Finance cost, net, during the third quarter of fiscal 2024. Nine months ended June 30, 2024: Further impact of €11M from the early repayment of USD 450M to the USD Term Loan B in the first quarter of fiscal 2024.
(8)
Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

Segments

Our three reportable segments align with our geographic operational hubs: the Americas, Europe, and APMA as described above, which contributed 50%, 38%, and 11% of revenue, respectively, for the three months ended June 30, 2024 and 53%, 35%, and 11% of revenue, respectively for the nine months ended June 30, 2024 . The Americas includes, among other markets, the United States, Brazil, Canada and Mexico. The United States is our largest and most important market in the Americas. Europe includes, among others, the key markets of Germany, France and the UK. Germany, the country of our primary operations and where the BIRKENSTOCK brand originated, accounts for the largest percentage of revenue in Europe. The largest markets in APMA include Australia, Japan, China, United Arab Emirates and India.

Revenue and costs not directly managed nor allocated to the geographic operational hubs are recorded in Corporate/Other. Corporate/Other immaterially contributed to our revenue during the three and nine months ended June 30, 2024.

Components of our Results of Operations

Revenue

Revenue is primarily recognized from the sale of our products, including sandals, closed-toe silhouettes and other products, such as skincare and accessories.

We are currently distributing across three reporting segments: Americas, Europe and APMA. Within each segment, we manage a multi-channel distribution strategy, divided between our DTC and B2B channels. Both channels are important to our strategy and provide differentiated economic benefits and insights.

B2B revenue is recognized when control of the goods has transferred, depending on the agreement with the customer. Following the transfer of control, the customer has the responsibility to sell the goods and bears the risks of obsolescence and loss in relation to the goods.

DTC channel revenue is recognized when control of the goods has transferred, either upon delivery to e-commerce consumers or at the point of sale in retail stores. Payment of the transaction price is due immediately when the consumer purchases the goods. When the control of goods has transferred, a refund liability recorded in other current financial liabilities and a corresponding adjustment to revenue is recognized for those products expected to be returned. The Company has a right to recover the product when consumers exercise their right of return, which results in recognizing a right to return goods asset included in other current assets and a corresponding reduction to cost of sales.

Other revenue is comprised of revenue not directly allocated to the geographical operating segments, as well as revenue generated by non-product categories. These categories include skincare and license revenue from fees paid to us by our licensees in exchange for the use of our trademarks on their products (primarily our sleep systems business). In addition, other revenue consist of revenue from real estate rentals and the sale of recyclable scrap materials from the production process.

Cost of sales

Cost of sales is comprised primarily of four types of expenditures: (i) raw materials, (ii) consumables and supplies, (iii) purchased merchandise and (iv) personnel costs, including temporary personnel services. Additionally, it includes overhead costs for the production sites. Freight charges for transfer of work-in-progress inventory between production plants, logistical centers and warehouses as well as inbound freight for raw materials are also included in cost of sales. Cost of sales reflect the portion of costs which correspond to the units sold in a given period.

Gross profit and gross profit margin

Gross profit is revenue less cost of sales and gross profit margin measures our gross profit as a percentage of revenue.

Selling and distribution expenses

Selling and distribution expenses are comprised of our selling, marketing, product innovation and supply chain costs. These expenses are incurred to support and expand our wholesale partner relationships, grow brand awareness and deliver our products to B2B partners, e-commerce consumers and retail stores. These expenses include personnel expenses for sales representatives, processing fees in the DTC channel and depreciation and amortization expenses for store leases, customer relationships and other intangible assets.

Selling costs generally correlate with revenue recognition timing and, therefore, experience similar seasonal trends to revenue with the exception of retail store costs, which are primarily fixed and incurred evenly throughout the year. As a percentage of revenue, we expect these selling costs to increase modestly as our business evolves. This increase is expected to be driven primarily by the relative growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores.

Distribution expenses are largely variable in nature and primarily relate to leasing and third-party expenses for warehousing inventories and transportation costs associated with delivering products from distribution centers to B2B partners and end-consumers.

General administrative expenses

General administrative expenses consist of costs incurred in our corporate service functions, such as costs relating to the finance department, legal and consulting fees, HR and IT expenses and global strategic project costs. More specifically, the nature of these costs relates to corporate personnel costs (including salaries, variable incentive compensation and benefits), other professional service costs, rental and leasing expenses for corporate real estate, depreciation and amortization related to software, patents and other rights. General administrative expenses will increase as we grow and become a publicly traded company. We expect these expenses to decrease as a percentage of revenue as we grow due to economies of scale.

Foreign exchange gain/(loss)

The foreign currency exchange gain/(loss) consists primarily of differences in foreign exchange rates between the currencies in which our subsidiaries transact and their functional currencies as measured on the respective transaction date.

Finance income/(cost), net

Finance income represents interest earned from third party providers and income from the potential revaluation of the embedded derivative of the Notes.

Finance costs are comprised of interest payable to third party providers for term loan financing arrangements, Notes, Vendor Loan, leases, employee benefits, as well as expenses from the potential revaluation of the embedded derivative of the Notes. Finance costs are recognized in the consolidated income statement based on the effective interest method.

Income tax (expense) benefit

Income tax includes current income tax and income tax credits from deferred tax. Income tax is recognized in profit and loss except to the extent that it relates to items recognized in equity or other comprehensive income in which case the income tax expense is also recognized in equity or other comprehensive income. We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. Our subsidiaries in Germany and the U.S. primarily determine the effective tax rate.

Results of Operations

Comparison of the three and nine months ended June 30, 2024 and June 30, 2023

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
Revenue	564,758	473,195	91,563	19%	1,348,926	1,117,368	231,558	21%
Cost of sales	(228,833)	(181,129)	(47,704)	26%	(556,973)	(436,532)	(120,441)	28%
Gross profit	335,925	292,066	43,859	15%	791,953	680,836	111,117	16%
Operating expenses
Selling and distribution expenses	(149,185)	(136,654)	(12,531)	9%	(365,824)	(309,521)	(56,303)	18%
General administration expenses	(27,377)	(32,312)	4,935	(15)%	(81,754)	(86,836)	5,082	(6)%
Foreign exchange gain (loss)	(4,157)	(3,596)	(561)	16%	(21,295)	(51,350)	30,055	(59)%
Other income (loss), net	267	(1,493)	1,760	(118)%	473	2,452	(1,979)	(81)%
Profit from operations	155,473	118,011	37,462	32%	323,553	235,581	87,972	37%
Finance cost, net	(44,578)	(26,694)	(17,884)	67%	(108,017)	(81,358)	(26,659)	33%
Profit (loss) before tax	110,895	91,317	19,578	21%	215,536	154,223	61,313	40%
Income tax (expense)	(36,255)	(28,215)	(8,040)	28%	(76,399)	(50,914)	(25,485)	50%
Net profit (loss)	74,640	63,102	11,538	18%	139,137	103,309	35,828	35%

Revenue

Revenue for the three months ended June 30, 2024 increased by €91.6 million, or 19%, to €564.8 million from €473.2 million for the three months ended June 30, 2023, and Revenue for the nine months ended June 30, 2024 increased by €231.6 million, or 21%, to €1,348.9 million from €1,117.4 million for the nine months ended June 30, 2023, driven by both unit and ASP growth and growing demand across all product categories, channels and segments throughout the quarter. Revenue growth was particularly strong in the APMA segment with a growth of 36% for the three months ended June 30, 2024 and a growth of 40% for the nine months ended June 30, 2024. For the three months ended June 30, 2024 the DTC channel grew by 14%, resulting in a DTC penetration of 40% for the three months ended June 30, 2024, compared to a DTC penetration of 42% for the three months ended June 30, 2023. For the nine months ended June 30, 2024 the DTC channel grew by 21%, with the DTC penetration at 37% for the nine months ended June 30, 2023 and nine months ended June 30, 2024.

Revenue for the three months ended June 30, 2024, as compared to the three months ended June 30, 2023, increased by 19% on a constant currency basis, whereas revenue during the nine months ended June 30, 2024 as compared to the nine months ended June 30, 2023 increased by 22% on a constant currency basis.

Revenue by channel

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
B2B	340,593	275,655	64,938	24%	843,527	697,400	146,127	21%
DTC	223,364	196,441	26,923	14%	501,792	416,138	85,654	21%
Corporate / Other	801	1,099	(298)	(27)%	3,607	3,830	(223)	(6)%
Total Revenue	564,758	473,195	91,563	19%	1,348,926	1,117,368	231,558	21%

Revenue generated by our B2B channel for the three months ended June 30, 2024 increased by €64.9 million, or 24%, to €340.6 million from €275.7 million for the three months ended June 30, 2023. Revenue generated by our B2B channel for the nine months ended June 30, 2024 increased by €146.1 million, or 21%, to €843.5 million from €697.4 million for the nine months ended June 30, 2023.The increase was driven by strong growth across all regions and mainly with existing partners.

Revenue generated by our DTC channel for the three months ended June 30, 2024 increased by €26.9 million, or 14%, to €223.4 million from €196.4 million for the three months ended June 30, 2023. Revenue generated by our DTC channel for the nine months ended June 30, 2024 increased by €85.7 million, or 21%, to €501.8 million from €416.1 million for the nine months ended June 30, 2023.The increase was attributable to growth across all regions, in particular in APMA, increased traffic and higher average order values resulting from price increases and product mix.

Other revenue for the three months ended June 30, 2024 decreased by €0.3 million, or 27%, to €0.8 million from €1.1 million for the three months ended June 30, 2023. Other revenue for the nine months ended June 30, 2024 decreased by €0.2 million, or 6%, to €3.6 million from €3.8 million for the nine months ended June 30, 2023. The developments in Other revenue were primarily attributable to sales of leather material to our supplier for footbed cuttings, as well as sales of recyclable scrap materials from the production process.

Cost of sales

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
Cost of sales	(228,833)	(181,129)	(47,704)	26%	(556,973)	(436,532)	(120,441)	28%

Cost of sales for the three months ended June 30, 2024 increased by €47.7 million, or 26%, to €228.8 million from €181.1 million for the three months ended June 30, 2023. Cost of sales for the nine months ended June 30, 2024 increased by €120.4 million, or 28%, to €557.0 million from €436.5 million for the nine months ended June 30, 2023. The increase was primarily attributable to an increase in number of units sold, an increased share of premium products and the planned, temporary under-absorption from ongoing capacity expansion.

Gross profit and gross profit margin

	Three months ended June 30,					Nine months ended June 30,
(In thousands of Euros)	2024	2023	Change		% Change	2024	2023	Change		% Change
Gross profit	335,925	292,066	43,859		15%	791,953	680,836	111,117		16%
Gross profit margin	59.5%	61.7%	(2.2)	pp		58.7%	60.9%	(2.2)	pp

Gross profit for the three months ended June 30, 2024 increased by €43.9 million, or 15%, to €335.9 million from €292.1 million for the three months ended June 30, 2023. Gross profit margin for the three months ended June 30, 2024 contracted by 2.2 percentage points to 59.5% from 61.7% for the three months ended June 30, 2023.

Gross profit for the nine months ended June 30, 2024 increased by €111.1 million, or 16%, to €792.0 million from €680.8 million for the nine months ended June 30, 2023. Gross profit margin for the nine months ended June 30, 2024 contracted by 2.2 percentage points to 58.7% from 60.9% for the nine months ended June 30, 2023.

The contraction in gross profit margin mainly reflects the planned, temporary under-absorption from ongoing production capacity expansion and a lower DTC penetration in the three months ended June 30, 2024.

Selling and distribution expenses

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
Selling and distribution expenses	(149,185)	(136,654)	(12,531)	9%	(365,824)	(309,521)	(56,303)	18%

Selling and distribution expenses for the three months ended June 30, 2024 increased by €12.5 million, or 9%, to €149.2 million from €136.7 million for the three months ended June 30, 2023. Selling and distribution expenses for the three months ended June 30, 2024 increased at a slower rate than revenue, thus decreasing to 26.4% of revenue compared to 28.9% of revenue for the three months ended June 30, 2023 mainly driven by a higher share of B2B revenue with lower Selling and distribution expenses in B2B compared to DTC, primarily due to reduced last-mile shipping and performance marketing costs.

Selling and distribution expenses for the nine months ended June 30, 2024 increased by €56.3 million, or 18%, to €365.8 million from €309.5 million for the nine months ended June 30, 2023. The increase was primarily driven by revenue growth and retail expansion investments. Selling and distribution expenses for the nine months ended June 30, 2024 increased at a slower rate than revenue, to 27.1% of revenue compared to 27.7% of revenue for nine months ended June 30, 2023 due to non-recurring relocation expenses of €3.5 million for the nine months ended June 30, 2023 but not in the nine months ended June 30, 2024, as well as share-based compensation expenses of €2.0 million, which were incurred in the nine months ended June 30, 2023 as compared to €0.4 million in the nine months ended June 30, 2024.

General administration expenses

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
General administration expenses	(27,377)	(32,312)	4,935	(15)%	(81,754)	(86,836)	5,082	(6)%

General administration expenses for the three months ended June 30, 2024 decreased by €4.9 million, or 15%, to €27.4 million from €32.3 million for the three months ended June 30, 2023. As a percentage of revenue, general administration expenses decreased by 2.0 percentage points to 4.8% for the three months ended June 30, 2024 from 6.8% for the three months ended June 30, 2023. The decrease in general administration expenses was primarily driven by non-recurring IPO-related costs of €5.2 million and expenses related to the management investment plan of €13.1 million, which were both incurred in the three months ended June 30, 2023 but not in the three months ended June 30, 2024.

General administration expenses for the nine months ended June 30, 2024 decreased by €5.1 million to €81.8 million from €86.8 million for the nine months ended June 30, 2023.

Foreign exchange gain (loss)

Foreign exchange loss, net for the three months ended June 30, 2024 increased by €0.6 million to €4.2 million from €3.6 million for the three months ended June 30, 2023. The overall increase in foreign exchange loss was primarily driven by a slightly more pronounced appreciation of the USD relative to the Euro for the three months ended June 30, 2024 as compared to the three months ended June 30, 2023.

Foreign exchange loss, net for the nine months ended June 30, 2024 decreased by €30.1 million to €21.3 million from €51.4 million for the nine months ended June 30, 2023. The overall decrease in foreign exchange loss was primarily driven by a more pronounced depreciation of the USD relative to the Euro for the nine months ended June 30, 2024 as compared to the nine months ended June 30, 2023.

Finance cost, net

Finance cost, net for the three months ended June 30, 2024 increased by €17.9 million, or 67%, to €44.6 million from €26.7 million for the three months ended June 30, 2023. The increase was primarily attributable to the accelerated amortization of €16.3 million capitalized transaction costs as a result of the early full repayment and refinancing of the EUR TLB facility, USD TLB facility, and ABL facility on August 2, 2024 as well as the additional interest expense related to the tax receivable agreement (TRA) of €13.8 million. These effects were partially offset by a decrease in interest expenses due to the early repayment of the USD TLB facility.

Finance cost, net for the nine months ended June 30, 2024 increased by €26.7 million, or 33%, to €108.0 million from €81.4 million for the nine months ended June 30, 2023. The increase was primarily attributable to the additional interest expense related to the TRA of €13.8 million as well as the accelerated amortization of €26.9 million capitalized transaction costs. This is the result of a $450.0 million early repayment on the USD TLB facility from the IPO proceeds and early full repayment and refinancing of the EUR TLB facility, USD TLB facility, and ABL facility on August 2, 2024. The accelerated amortization had to be accounted for during the three months ended June 30, 2024 since the agreement was signed in this period.

Income tax (expense) benefit

Income tax expense for the three months ended June 30, 2024 increased by €8.0 million to €36.3 million from €28.2 million for the three months ended June 30, 2023. The increase was mainly driven by an increased Profit before tax in Germany resulting in a higher current tax expense, a decrease in deferred tax assets resulting from transactions between group companies as well as tax losses for which no deferred taxes are recognized.

Income tax expense for the nine months ended June 30, 2024 increased by €25.5 million to €76.4 million from €50.9 million for the nine months ended June 30, 2023. The increase was mainly driven by an increased Profit before tax in Germany resulting in a higher current tax expense as well as tax losses for which no deferred taxes are recognized.

Net profit (loss)

Net profit for the three months ended June 30, 2024 increased by €11.5 million, or 18%, to €74.6 million from €63.1 million for the three months ended June 30, 2023. Net profit margin for the three months ended June 30, 2024 contracted by 0.1 percentage points, to 13.2% from 13.3% for the three months ended June 30, 2023. The increase of Net profit was primarily attributable to overall business growth and a decrease in General administration expenses mainly relating to non-recurring IPO expenses, as described in the section above.

Net profit for the nine months ended June 30, 2024 increased by €35.8 million, or 35%, to €139.1 million from €103.3 million for the nine months ended June 30, 2023. Net profit margin for the nine months ended June 30, 2024 expanded by 1.1 percentage points, to 10.3% from 9.2% for the nine months ended June 30, 2023. The increase of Net profit was primarily attributable overall business growth and a decrease in foreign exchange loss and other non-recurring expenses mainly relating to the IPO.

Adjusted EBITDA and Adjusted EBITDA margin for the Group

	Three months ended June 30,					Nine months ended June 30,
(In thousands of Euros)	2024	2023	Change		% Change	2024	2023	Change		% Change
Adjusted EBITDA	186,329	162,636	23,693		15%	429,982	387,017	42,965		11%
Adjusted EBITDA margin	33.0%	34.4%	(1.4)	pp		31.9%	34.6%	(2.7)	pp

Adjusted EBITDA for the three months ended June 30, 2024 increased by €23.7 million, or 15%, to €186.3 million from €162.6 million for the three months ended June 30, 2023, primarily due to revenue growth of 19%. Adjusted EBITDA margin for the three months ended June 30, 2024 contracted 1.4 percentage points to 33.0% from 34.4% for the three months ended June 30, 2023, primarily due to the decline in gross profit margin outlined above which was partially offset by a favorable development of Selling and distribution expenses in relation to revenue.

Adjusted EBITDA for the nine months ended June 30, 2024 increased by €43.0 million, or 11%, to €430.0 million from €387.0 million for the nine months ended June 30, 2023, primarily due to revenue growth of 21%. Adjusted EBITDA margin for the nine months ended June 30, 2024 contracted 2.7 percentage points to 31.9% from 34.6% for the nine months ended June 30, 2023, primarily due to the decline in gross profit margin.

Adjusted net profit and Adjusted net profit margin for the Group

	Three months ended June 30,					Nine months ended June 30,
(In thousands of Euros)	2024	2023	Change		% Change	2024	2023	Change		% Change
Adjusted net profit (loss)	91,870	80,421	11,449		14%	185,603	182,018	3,585		2%
Adjusted net profit (loss) margin	16.3%	17.0%	(0.7)	pp		13.8%	16.3%	(2.5)	pp

Adjusted net profit for the three months ended June 30, 2024 increased by €11.4 million, or 14%, to €91.9 million from €80.4 million for the three months ended June 30, 2023, primarily driven by Adjusted EBITDA growth partly offset by higher depreciation & amortization.

Adjusted net profit for the nine months ended June 30, 2024 increased by €3.6 million, or 2%, to €185.6 million from €182.0 million for the nine months ended June 30, 2023, primarily driven by Adjusted EBITDA growth partly offset by higher depreciation & amortization.

Revenue by segment

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros)	2024	2023	Change	% Change	2024	2023	Change	% Change
Americas	282,865	244,101	38,764	16%	718,364	617,452	100,912	16%
Europe	217,405	181,274	36,131	20%	473,081	386,044	87,037	23%
APMA	63,687	46,721	16,966	36%	153,874	110,042	43,832	40%
Total reportable segment revenue	563,957	472,096	91,861	19%	1,345,319	1,113,538	231,781	21%
Corporate/Other	801	1,099	(298)	(27)%	3,607	3,830	(223)	(6)%
Group revenue	564,758	473,195	91,563	19%	1,348,926	1,117,368	231,558	21%

Revenue for the Americas segment for the three months ended June 30, 2024 increased by €38.8 million, or 16%, to €282.9 million from €244.1 million for the three months ended June 30, 2023, and Revenue for the nine months ended June 30, 2024 increased by €100.9 million, or 16%, to €718.4 million from €617.5 million for the nine months ended June 30, 2023 driven by strong revenue growth in both B2B and DTC.

Revenue for the Europe segment for the three months ended June 30, 2024 increased by €36.1 million, or 20%, to €217.4 million from €181.3 million for the three months ended June 30, 2023, and Revenue for the nine months ended June 30, 2024 increased by €87.0 million, or 23%, to €473.1 million from €386.0 million for the nine months ended June 30, 2023, driven by strong revenue growth in both B2B and DTC.

Revenue for the APMA segment for the three months ended June 30, 2024 increased by €17.0 million, or 36%, to €63.7 million from €46.7 million for the three months ended June 30, 2023, and Revenue for the APMA segment for the nine months ended June 30, 2024 increased by €43.8 million, or 40%, to €153.9 million from €110.0 million for the nine months ended June 30, 2023, driven by above group-level growth in both the B2B and DTC channel. The DTC penetration increased significantly due to retail store expansion and an increase of the digital footprint in the region.

Revenue for Corporate/Other for the three months ended June 30, 2024 decreased by €0.3 million, or 27%, to €0.8 million from €1.1 million for the three months ended June 30, 2023. Revenue for Corporate/Other for the nine months ended June 30, 2024 increased by €0.2 million, or 6%, to €3.6 million from €3.8 million for the nine months ended June 30, 2023. The developments in Other revenue were primarily attributable to sales of leather material to our supplier for footbed cuttings, as well as sales of recyclable scrap materials from the production process.

Adjusted EBITDA and Adjusted EBITDA margin by segment

	Three months ended June 30,					Nine months ended June 30,
(In thousands of Euros)	2024	2023	Change		% Change	2024	2023	Change		% Change
Americas	89,922	88,283	1,639		2%	234,573	242,118	(7,545)		(3)%
	31.8%	36.2%	(4.4)	pp		32.7%	39.2%	(6.5)	pp
Europe	84,220	65,643	18,577		28%	165,322	120,695	44,627		37%
	38.7%	36.2%	2.5	pp		34.9%	31.3%	3.6	pp
APMA	22,139	15,346	6,793		44%	49,043	33,678	15,365		46%
	34.8%	32.8%	2.0	pp		31.9%	30.6%	1.3	pp
Reportable segment Adjusted EBITDA	196,281	169,272	27,009		16%	448,938	396,491	52,447		13%
	34.8%	35.9%	(1.1)	pp		33.4%	35.6%	(2.2)	pp
Corporate/Other	(9,952)	(6,636)	(3,316)		50%	(18,956)	(9,474)	(9,482)		100%
	(1,242)%	(604)%	(638.6)	pp		(526)%	(247)%	(278.1)	pp
Group Adjusted EBITDA	186,329	162,636	23,693		15%	429,982	387,017	42,965		11%
Adjusted EBITDA margin	33.0%	34.4%	(1.4)	pp		31.9%	34.6%	(2.7)	pp

Americas adjusted EBITDA for the three months ended June 30, 2024 increased by €1.6 million, or 2%, to €89.9 million from €88.3 million for the three months ended June 30, 2023. The increase was driven by revenue growth of 16% in the three months ended June 30, 2024 which more than offset the increase in operating expenses of 11% for the three months ended June 30, 2024. Americas adjusted EBITDA margin contracted by 4.4 percentage points to 31.8% for the three months ended June 30, 2024 from 36.2% for the three months ended June 30, 2023. Americas adjusted EBITDA for the nine months ended June 30, 2024 decreased by €7.5 million, or 3%, to €234.6 million from €242.1 million for the nine months ended June 30, 2023, primarily due to the negative impact from currency translation driven by the more pronounced depreciation of the USD relative to the Euro. The contraction was also driven by an increase in operating expenses of 18% for the nine months ended June 30, 2024, driven mainly by higher marketing expenses as well as logistics expenses. The negative effects were partially offset by revenue growth of 16% in the nine months ended June 30, 2024. Americas adjusted EBITDA margin contracted by 6.5 percentage points to 32.7% for the nine months ended June 30, 2024 from 39.2% for the nine months ended June 30, 2023.

Europe adjusted EBITDA for the three months ended June 30, 2024 increased by €18.6 million, or 28%, to €84.2 million from €65.6 million for the three months ended June 30, 2023, primarily due to revenue growth of 20%. Similarly, Europe adjusted EBITDA for the nine months ended June 30, 2024 increased by €44.6 million, or 37%, to €165.3 million from €120.7 million for the nine months ended June 30, 2023, primarily due to revenue growth of 23%. Europe adjusted EBITDA margin expanded by 2.5 percentage points from 36.2% for the three months ended June 30, 2023 to 38.7% for the three months ended June 30, 2024 and Europe adjusted EBITDA margin expanded by 3.6 percentage points from 31.3% for the nine months ended June 30, 2023 to 34.9% for the nine months ended June 30, 2024 mainly driven by revenue growing faster than Selling and distribution expenses .

APMA adjusted EBITDA for the three months ended June 30, 2024 increased by €6.8 million, or 44%, to €22.1 million from €15.3 million for the three months ended June 30, 2023, which was primarily driven by revenue growth of 36%. APMA adjusted EBITDA margin expanded by 2.0 percentage points from 32.8% for the three months ended June 30, 2023 to 34.8% for the three months ended June 30, 2024 due to operating expense growth being less pronounced than revenue growth. APMA adjusted EBITDA for the nine months ended June 30, 2024 increased by €15.4 million, or 46%, to €49.0 million from €33.7 million for the nine months ended June 30, 2023, which was primarily driven by revenue growth of 40%. APMA adjusted EBITDA margin expanded by 1.3 percentage points from 30.6% for the nine months ended June 30, 2023 to 31.9% for the nine months ended June 30, 2024.

Corporate/Other adjusted EBITDA for the three months ended June 30, 2024 decreased by €3.3 million to €(10.0) million from €(6.6) million for the three months ended June 30, 2023, driven by an increase in the expense base mainly due to increased General administration expenses, partially offset by a decrease in Selling and distribution and Other expenses. Corporate/Other adjusted EBITDA for the nine months ended June 30, 2024 decreased by €9.5 million to €(19.0) million from €(9.5) million for the nine months ended June 30, 2023.

For reconciliations to the most directly comparable IFRS measure, see section above titled “—Non-IFRS Financial Measures.”

B. LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity requirements are to service our debt, to fund our operations and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors including those discussed in this section and the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report. We expect to finance our operations and working capital needs for the next 12 months from cash generated through operations.

Cash Flows

The following table summarizes the Company’s consolidated statement of cash flows for the three months ended June 30, 2024 and 2023, and for the nine months ended June 30, 2024 and 2023.

	Three months ended June 30,		Nine months ended June 30,
(in thousands of Euros)	2024	2023	2024	2023
Total cash provided by (used in):
Operating activities	281,482	236,893	286,093	240,973
Investing activities	(17,063)	(29,512)	(43,395)	(79,981)
Financing activities	(35,822)	(88,754)	(181,923)	(167,258)
Increase (decrease) in cash and cash equivalents	228,596	118,628	60,775	(6,266)
Effects of foreign currency exchange rate changes on cash and cash equivalents	23	(681)	(836)	(11,203)

Cash flows provided (used in) by operating activities

Cash flows provided by operating activities for the three months ended June 30, 2024 were €281.5 million compared to €236.9 million for the three months ended June 30, 2023, driven by net profit of €74.6 million and adjustments to net profit of €110.4 million as well as cash inflows from working capital of €96.5 million. Adjustments to net profit included finance costs, net of €44.6 million, depreciation and amortization of €24.8 million, income tax expense of €36.3 million, and net exchange differences of €4.2 million. Cash inflows for working capital were largely driven by inventories of €36.0 million, trade and other payables of €24.2 million, and trade and other receivables of €11.2 million.

Cash flows provided by operating activities for the three months ended June 30, 2023 were €236.9 million, driven by net profit of €63.1 million and adjustments to net profit of €90.4 million as well as cash inflows from working capital of €83.4 million. Adjustments to net profit included depreciation and amortization of €21.2 million, finance costs, net of €26.7 million, income tax expense of €28.2 million, non-cash operating items of €14.8 million, net exchange differences of €3.1 million, and offset by income tax paid of €3.7 million. Cash inflows from working capital were largely driven by inventories of €20.2 million, trade and other payables of €32.7 million, and trade and other receivables of €19.5 million.

Cash flows provided by operating activities for the nine months ended June 30, 2024 were €286.1 million, driven by net profit of €139.1 million and adjustments to net profit of €259.2 million, partially offset by cash outflows for working capital of €112.2 million. Adjustments to net profit included depreciation and amortization of €72.2 million, finance costs, net of €108.0 million, income tax expense of €76.4 million, and net exchange differences of €21.3 million, partially offset by MIP personal income tax paid of €11.4 million and income tax payments of €8.8 million. Cash outflows for working capital were largely driven by trade and other receivables of €97.9 million, inventories of €29.9 million, partially offset by a cash inflow of trade and other payables of €24.2 million.

Cash flows provided by operating activities for the nine months ended June 30, 2023 were €241.0 million, driven by net profit of €103.3 million and adjustments to net profit of €261.9 million, partially offset by cash outflows for working capital of €124.2 million. Adjustments to net profit included depreciation and amortization of €61.8 million, finance costs, net of €81.4 million, income tax expense of €50.9 million, net exchange differences of €51.4 million, and non-cash operating items of €18.1 million. Cash outflows for working capital were largely driven by trade and other receivables of €91.9 million and inventories of €68.9 million, partially offset by trade and other payables of €29.1 million.

Cash flows used in investing activities

Cash flows used in investing activities for the three months ended June 30, 2024 were €17.1 million compared to €29.5 million for the three months ended June 30, 2023. The decrease in cash flows used in investing activities of €12.4 million was primarily due to a decrease in purchases of property, plant and equipment of €13.3 million, to €14.6 million.

Cash flows used in investing activities for the nine months ended June 30, 2024 were €43.4 million compared to €80.0 million for the nine months ended June 30, 2023. The decrease in cash flows used in investing activities of €36.6 million was primarily due to a decrease in purchases of property, plant and equipment of €28.6 million, to €49.5 million as well as the receipt of asset-related government grants of €8.7 million in relation to the construction of our new factory in Pasewalk, Germany.

Cash flows used in financing activities

Cash flows used in financing activities for the three months ended June 30, 2024 were €35.8 million compared to €88.8 million for the three months ended June 30, 2023. The decrease in cash flows used in financing activities was mainly driven by a lower repayment of loans and borrowings of €46.3 million as well as a reduction of interest payments of €7.5 million.

Cash flows used in financing activities for the nine months ended June 30, 2024 were €181.9 million compared to €167.3 million for the nine months ended June 30, 2023. The increase in cash flows used in financing activities was mainly driven by increased repayments of loans and borrowings of €526.0 million which was largely offset by the IPO proceeds, net of transaction costs of €449.2 million.

Indebtedness

The following table sets forth the amounts owed under the Company’s debt instruments as of June 30, 2024 and September 30, 2023.

			June 30,	September 30,
(in thousands of Euros)	Currency	Repayment	2024	2023
Term Loan (EUR)	EUR	2028	375,000	375,000
Term Loan (USD)	USD	2028	307,181	737,506
Vendor Loan	EUR	2029	208,305	299,560
Notes	EUR	2029	428,500	428,500
Interest Payable			14,079	29,995
Senior Note Embedded Derivative			28,638	28,638
Amortization under the effective interest method			(19,342)	(46,163)
Loans and borrowings			1,342,361	1,853,036

There were two early repayments of our debt instruments in the nine months ended June 30, 2024. On October 16, 2023, we made an early partial repayment of €100.0 million on our Vendor Loan. On November 2, 2023, we made an early partial repayment of $450.0 million on our USD TLB Facility.

For further information on the Company's debt instruments see "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources" in our Annual Report.

Off-Balance Sheet Arrangements

As of the balance sheet dates of March 31, 2024 and September 30, 2023 we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency risk, interest rate risk and credit risk. For further discussion and a sensitivity analysis of these risks, see Note 7 - Financial Risk Management objectives and policies to our 2023 audited consolidated financial statements included in our Annual Report.

D. CRITICAL ACCOUNTING ESTIMATES

Refer to Note 3 — Significant accounting policies and Note 4 — Significant accounting estimates, assumptions and judgments to our unaudited interim condensed consolidated financial statements in Item 1 of this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

E. RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 — Significant accounting policies to our unaudited interim condensed consolidated financial statements in Item 1 of this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

F. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. Many of the forward-looking statements contained in this Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements provide our current expectations, intentions or forecasts of future events. Forward-looking statements include statements about expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not statements of historical fact. Words or phrases such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including the factors described in “Item 3. Key Information—D. Risk Factors” in our Annual Report. In addition, even if our actual results are consistent with the forward-looking statements contained in this Report, those results or developments may not be indicative of results or developments in subsequent periods.

For example, factors that could cause our actual results to vary from projected future results include, but are not limited to:

•
our dependence on the image and reputation of the Birkenstock brand;
•
the intense competition we face from both established companies and newer entrants into the market;
•
our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms;
•
our ability to adapt to changes in consumer preferences and attract new customers;
•
harm to our brand and market share due to counterfeit products;
•
our ability to successfully operate and expand retail stores;
•
losses and liabilities arising from leased and owned real estate;
•
risks relating to our non-footwear products;
•
failure to realize expected returns from our investments in our businesses and operations;
•
our ability to adequately manage our acquisitions, investments or other strategic initiatives;
•
our ability to manage our operations at our current size or manage future growth effectively;
•
the effects of the COVID-19 pandemic and other global or regional health events;
•
our dependence on third parties for our sales and distribution channels;

•
risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives;
•
operational challenges relating to the distribution of our products;
•
deterioration or termination of relationships with major wholesale partners;
•
seasonality, weather conditions and climate change;
•
adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs;
•
our ability to effectively manage inventory;
•
unforeseen business interruptions and other operational problems at our production facilities;
•
disruptions to our shipping and delivery arrangements;
•
failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders;
•
risks relating to our intellectual property rights;
•
risks relating to regulations governing the use and processing of personal data;
•
disruption and security breaches affecting information technology systems;
•
natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control;
•
economic conditions impacting consumer spending, such as inflation;
•
currency exchange rate fluctuations;
•
risks related to litigation, compliance and regulatory matters;
•
risks and costs related to corporate responsibility and ESG matters;
•
inadequate insurance coverage, or increased insurance costs;
•
tax-related risks;
•
risks related to our indebtedness;
•
risks related to our status as a foreign private issuer and a “controlled company”;
•
our ability to remediate our material weaknesses; and
•
other factors discussed “Item 3. Key Information—D. Risk Factors” in our Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART II OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are subject to litigation from time to time in the ordinary course of business. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position. See “Item 3. Key Information—D. Risk Factors—Risks Related to Legal, Regulatory and Taxation Matters—We are subject to the risk of litigation and other claims” in our Annual Report.

ITEM 1A. RISK FACTORS

There have been no material changes to the risk factors described in the section titled "Item 3. Key Information—D. Risk Factors" in our Annual Report.

ITEM 2. INCORPORATION BY REFERENCE

The information contained in this Report is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-274968) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Dated: August 29, 2024

	By:	/s/ Ruth Kennedy
	Name:	Ruth Kennedy
	Title:	Director